FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    .

Exhibits

Exhibit 99.1	Press release announcing the retirement of Robert L. de Bakker as of May 31, 2005 and appointment of Naud (A.J.M.) van der Ven as Chief Financial Officer as of June 1, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 4, 2005	ASM INTERNATIONAL N.V.

/s/ Robert L. de Bakker
Robert L. de Bakker
Managing Director and
Chief Financial Officer

ASM INTERNATIONAL N.V.

(THE “REGISTRANT”)

(COMMISSION FILE NO. 0-13355)

EXHIBIT INDEX

TO

FORM 6-K

DATED APRIL 4, 2004

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Press release announcing the retirement of Robert L. de Bakker as of May 31, 2005 and appointment of Naud (A.J.M.) van der Ven as Chief Financial Officer as of June 1, 2005.	X